Exhibit 8.4

May 14, 2009

Middle Kingdom Alliance Corp., MK Arizona Corp. and Pypo China Holdings Limited

(collectively, the “Company”)

333 Sandy Spring Circle, Suite 223

Atlanta, GA 30328

United States

Dear Sirs:

We are qualified lawyers of the People’s Republic of China (“PRC” or “China”, for the purpose of this opinion only, PRC shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan) and as such are qualified to issue this opinion on the laws and regulations of the PRC effective as at the date hereof.

We have been engaged as special PRC counsel by Middle Kingdom Alliance Corp., currently a company incorporated under the laws of the State of Delaware, USA, to issue this opinion in connection with the contemplated transaction as fully described under the Agreement and Plan of Merger, Conversion and Share Exchange (the “Merger Agreement”), dated as of September 5, 2008, and Amendment No. 1 to Agreement and Plan of Merger, Conversion and Share Exchange (the “Amendment No.1”, together with the Merger Agreement, the “SEA”), dated as of January 6, 2009, by and among Middle Kingdom Alliance Corp., MK Arizona Corp., Pypo Digital Company Limited (“Pypo Cayman”), Pypo Holdings (HK) Company Limited (“Pypo HK”), Beijing Pypo Technology Group Company Limited (the “PRC Subsidiary”), Arch Digital Holdings Limited and Capital Ally Investments Limited.

A. Documents and Assumptions

In rendering this opinion, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this opinion. We have examined, among other things, the originals or copies of the documents provided to us by the Company and such other documents, corporate records and certificates issued by the governmental authorities in the PRC (collectively the “Documents”).

In our examination of the Documents, we have assumed without independent investigation and inquiry that (“Assumptions”):

i.	All signatures, seals and chops on the Documents are genuine and all Documents submitted to us as originals are authentic, and all Documents submitted to us as certified or photostatic copies conform to the originals;

ii.	The Merger, Conversion and Share Exchange (each as defined in the SEA) will be consummated in accordance with the terms of the SEA; and

iii.	All the explanations and interpretations provided by the government officers, which duly reflect the official position of the relevant Government Agencies, and all the Documents and the factual statements provided to us by the Company, the PRC Subsidiary and its affiliated entities, including but not limited to those set forth in the Documents, are complete, true, correct and not misleading. Where important facts were not independently established to us, we have relied upon certificates issued by the Government Agencies with proper authority.

B. Definitions

In addition to the terms defined in the context of this opinion, the following capitalized terms used in this opinion shall have the meanings ascribed to them as follows:

(a)	“Government Agencies” mean any competent government authorities, courts or regulatory bodies of the PRC;

(b)	“Hong Kong” means the Hong Kong Special Administrative Region;

(c)	“PRC” or “China” means the People’s Republic of China (for the purposes of this opinion only, other than the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan Province);

(d)	“PRC Laws” mean all laws, regulations, statutes, rules, decrees, notices, and supreme court’s judicial interpretations currently in force and publicly available in the PRC;

(e)	“PRC Subsidiary” means Beijing Pypo Technology Group Company Limited and

(f)	“Registration Statement” means the Registration Statement on Form S-4, including all amendments or supplements thereto, filed by MK Arizona Corp. with the Securities and Exchange Commission under the U.S. Securities Act of 1933 (as amended) in relation to the transactions contemplated in the SEA.

Subject to the foregoing Assumptions and qualifications of this opinion, we are of the opinion that:

1.

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress of PRC passed the Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”), which became effective on January 1, 2008. On November 28, 2007, the State Council at the 197th Executive Meeting passed the Regulation on the Implementation of the Income Tax Law of the People’s Republic of China (the “Implementation Regulation”), which became effective on January 1, 2008. On January 9, 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (Guoshuifa [2009] No. 3, the “Measures”, together with the Implementation Regulation, the “Implementation Rules”), which became effective on January 1, 2009.

Pursuant to the EIT Law and the Implementation Rules, enterprises are classified as “resident enterprises” and “non-resident enterprises”, where (1) a “resident enterprise” refers to an enterprise that is established under PRC Laws, or which is established under the law of a foreign country (region) but whose “de facto management bodies” are located in China; and (2) a “non-resident enterprise” refers to an enterprise established under the law of a foreign country (region) whose “de facto management bodies” are not inside China, but which has establishments or premises of business inside China, or which does not have any establishments or premises of business inside China but has income sourced from China. Further, the “de facto management body” is defined as a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

Under the EIT Law and the Implementation Rules, (1) the “resident enterprises” are subject to a uniform enterprise income tax rate of 25% on their global income, and the “dividends, bonuses and other equity investment proceeds between qualified resident enterprises” is exempt from income tax; (2) the “non-resident enterprises” which have establishments or premises of business inside China are subject to the enterprise income tax rate of 25% on their income sourced from China in connection with their establishments or premises of business inside China as well as on the incomes which such “non-resident enterprises” earn outside China but has actual connection with their establishments or premises of business in China; (3) the “non-resident enterprises” are subject to the enterprise income tax rate of 10% on their income sourced from China, if such “non-resident enterprises” (i) do not have establishments or premises of business in China or (ii) have establishments or premises of business in China, but the relevant income does not have actual connection with their establishments or premises of business in China. The Implementation Regulation defines the “dividends, bonuses and other equity investment proceeds between qualified resident enterprises” as the investment proceeds obtained by a resident enterprise from its direct investment in another resident enterprise. However, it is unclear what kind of “resident enterprise” is deemed as a “qualified resident enterprise”. The Implementation Regulation defines the “actual connection” as the equity ownership or creditor’s rights from which the income is generated and the ownership, management and control of assets from which the income is generated. Further, the income taxes on the income described in (3) of this paragraph shall be withheld by income sources, which shall act as the obligatory withholder according to the EIT Law. Pursuant to the Measures, the entities or persons which have the direct obligation to make the following payment to a “non-resident enterprise” shall be the relevant tax withholders for such “non-resident enterprise”, and such payment includes: incomes from equity investment (including dividends and other return on investment), interests, rents, royalties, and incomes from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the Measures provide that in case of equity transfer related to a PRC company between two “non-resident enterprises” which occurs outside China, the transferor “non-resident enterprise” which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of such PRC company, and such PRC company shall assist the tax authorities to collect taxes from the relevant “non-resident enterprise”. However, it is unclear whether the Measures also govern the equity transfer by a “non-resident enterprise” which is indirect shareholder of the said PRC company.

Based on the above, (1) the Company may be subject to the uniform 25% enterprise income tax rate on its global income, if the Company is considered as a “resident enterprise”; and the dividends the Company receives from the PRC Subsidiary may be exempt from income tax if the dividends the Company received are considered to be “dividends between qualified resident enterprises”; (2) the Company may be subject to the 25% enterprise income tax rate, if (i) the Company is considered as a “non-resident enterprise” that has establishments or premises of business in China, and (ii) the income in connection with its establishment or premise of business is sourced from China or the income is earned outside China but has actual connection with its establishments or premises of business in China; (3) the Company may be subject to the 10% enterprise income tax rate on its income, such as dividends received from its subsidiaries in China, if the Company is considered as a “non-resident enterprise”, and the Company (i) does not have an establishment or premise of business in China or (ii) has an establishment or premise of business in China, but the relevant income does not have actual connection with its establishment or premise of business in China; (4) the offshore shareholders or investors of the Company (collectively the “Investors of the Company”) may be subject to 10% enterprise income tax rate on their incomes, such as dividends received from the Company, if (i) the dividends are considered as income sourced from China, and (ii) the Investors of the Company are considered as “non-resident enterprises” which do not have establishments or premises of business in China, or which have establishments or premises of business in China, but the relevant incomes do not have actual connection with their establishments or premises of business in China; (5) the Investors of the Company may be subject to 10% enterprise income tax rate on the gains realized from the transfer of their shares of the Company, if (i) the gains are considered as income sourced from China, and (ii) the Investors of the Company are considered as “non-resident enterprises” which do not have establishments or premises of business in China, or which have establishments or premises of business in China, but the relevant gains do not have actual connection with the establishments or premises of business in China; (6) such income tax may be exempted or reduced by the State Council of the PRC or pursuant to a tax treaty between China and the jurisdictions in which the Investors of the Company reside, and (7) the Company may have an obligation to withhold income tax in respect of the dividends described in (4) above, but would not have an obligation to withhold income tax in respect of the gains described in (5) above from the transfer of shares of the Company under the EIT Law and the Implementation Rules.

The interpretation of certain terms of the EIT Law and the Implementation Rules, such as the definitions of “resident enterprises”, “non-resident enterprises”, “de facto management bodies”, “income sourced from China” and “qualified resident enterprises” are unclear. The interpretation, implementation and application of the EIT Law and the Implementation Rules are subject to the final discretion of the relevant PRC tax authorities, which may in practice determine a company’s tax payment and withholding obligations on a case by case basis. As of the date of this opinion, the PRC tax authorities have not provided the Company with a definitive determination as to the “resident” or “non-resident enterprise” status of the Company. Given the short history of the EIT Law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will apply the PRC tax treatment to a foreign company such as the Company, which has indirect interests in the PRC Subsidiary. Further, it remains unclear whether the dividends the Company receives from the PRC Subsidiary constitute “dividends between qualified resident enterprises” and would therefore qualify for tax exemption. Moreover, it remains unclear whether the incomes of the Company, the dividends payable by the Company and the gains realized from the transfer of shares of the Company, will be regarded as income from sources within China.

2.

It remains unclear whether the gain to shareholders from the sale or transfer of shares of the Company will be subject to PRC taxes, in part because it is unclear whether such gain will be regarded as income from sources within China. However, according to the EIT Law and its implementing rules, the Law of PRC Concerning the Administration of Tax Collection (the “Tax Administration Law”) and its implementing rules, the Measures and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by non-resident investors from the transfer of shares in the Company is subject to any income tax in China, and in case such non-resident investors fail to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, they may be subject to certain fines, penalties or punishments, including, without limitation: (1) if a non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the PRC tax authorities shall order such investor to do so within the prescribed time limit and may impose a fine up to RMB2,000, and in serious cases, may impose a fine ranging from RMB2,000 to RMB10,000; (2) if a non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05%

of the overdue amount, commencing from the day the deferral begins), and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if a non-resident investor fails to file a tax return or pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income items of the non-resident investor in China and other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and impose overdue fines on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if a non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable; and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) at or higher than the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; and/or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and cannot provide a guarantee to the tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving China, as applicable.

3.

According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (Guoshuihan [2006] No. 884, the “Double Tax Avoidance Arrangement”), the Notice of the State Administration of Taxation on Issues Concerning the Construction and Implementation of Some Clauses in the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (Guoshuihan [2007] No. 403, the “Implementing Notice”) and other applicable regulations and notices (collectively the “Special Double Tax Avoidance Arrangement”), (1) dividends paid by a company which is a “resident” of one side to a “resident” of the other side may be taxed by the other side; (2) however, such dividends may also be taxed by the side of which the company paying the dividends is a “resident”, and according to the laws of such side, but if the beneficial owner of the dividends is a “resident” of the other side, the tax so charged shall not exceed: (i) where the beneficial owner is a company directly owning at least 25% of the equity interest of the company which pays the dividends, rate of 5% of the gross amount of the dividends; (ii) in any other case, rate of 10% of the gross amount of the dividends. The competent authorities of both sides shall by mutual agreement settle the mode of application of these limitations; (3) the provisions described in (1) and (2) above shall not apply if the beneficial owner of the dividends, being a “resident” of one side, carries on business in the other side of which the company paying the dividends is a “resident”, through a “permanent establishment” located therein and if the equity interest for which the dividends are paid is effectively connected with such “permanent establishment”. In this case, the provision of Article 7 of the Double Tax Avoidance Arrangement shall apply (generally, the profits of an enterprise of one side shall be taxable only in that side unless the enterprise carries on business in the other side through a “permanent establishment” located therein, and if the enterprise carries on business in the other side through a “permanent establishment” located therein, its profits may be taxed in the other side, but only to the extent as attributable to that “permanent establishment”); (4) if a company which is a “resident” of one side derives profits or income form the other side, that other side may not impose any tax on the dividends paid by or undistributed profits of such company, even if the dividends paid or the undistributed profits consist wholly or partly of profits or income arising in that other side, except insofar as such dividends are paid to a “resident” of that other side or insofar as the equity interest in respect of which the dividends are paid is effectively connected with a “permanent establishment” located in the other side.

The Special Double Tax Avoidance Arrangement defines the non-individual “resident” as (1) in the case of the mainland of China (the “Mainland of China”), any person who, under the laws of the Mainland of China, is obligatory to pay tax therein in connection with its domicile, residence, place of incorporation, place of “de facto management bodies” or any other criterion of a similar nature; provided, however, that the term “resident” does not include persons who are obligatory to pay tax only because of the income sourced from the Mainland of China; (2) in the case of Hong Kong, a company incorporated as a body corporate in Hong Kong, or a company incorporated as a body corporate outside Hong Kong but which is normally managed or controlled therein. Further, a Hong Kong “resident” legal person refers to a company incorporated as body corporate in Hong Kong (including company with incorporation status, same as below), or a company incorporated as body corporate outside Hong Kong, while its “de facto management or control bodies” is in Hong Kong (i.e. the management of overall daily operation of such company, implementation of management decision, or the decision-making of the board of directors are made in Hong Kong). However, if, for example, a Hong Kong sub-office of a foreign bank does not deal with the management and decision-making of the overall operation of the bank, such sub-office shall not be considered a Hong Kong “resident” that is entitled to the treatment of the arrangement. The Special Double Tax Avoidance Arrangement defines the “permanent establishment” as a fixed premise of business through which the business of an enterprise is wholly or partly carried on. Further, if a person other than an individual is a “resident” of both sides, then it shall be deemed to be a “resident” only of the side in which its place of “de facto management bodies” is located.

Based on the above, pursuant to the Double Tax Avoidance Arrangement, if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. Pypo China Holdings Limited will be a Cayman Islands holding company with an indirect subsidiary in Hong Kong (i.e. Pypo HK), which in turn owns a 100% equity interest in the PRC Subsidiary.

Based on the above, if Pypo HK is considered a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is considered a “non-resident enterprise” under the EIT Law, the dividends paid to Pypo HK by the PRC Subsidiary may be subject to the reduced income tax withholding rate of 5% under the Double Tax Avoidance Arrangement; provided that the relevant tax authority of PRC may, if determined in its discretion that the transaction or arrangement between Pypo HK and the PRC Subsidiary is primarily tax-driven, adjust the said 5% preferential income tax withholding rate.

4.	Although the EIT Law provides that resident enterprises, such as the PRC Subsidiary, should be subject to the 25% enterprise income tax on global income from the period beginning January 1, 2008, to our best knowledge after due inquiry against the PRC Subsidiary, the PRC Subsidiary was allowed by the PRC tax rules and the local tax authority to benefit from its then existing preferential tax treatment as a “High Technology Enterprise which reduced the rate during the period from 2006 until the expiration of such treatment at the end of calendar 2008. The PRC Subsidiary will be obligated to pay the full 25% enterprise income tax on its global income for the period beginning on January 1, 2009.

5.	The statements set forth in the Registration Statement under the headings “Taxation–Material PRC Income Tax Considerations” and those certain Risk Factors in the Registration Statement that begin with the following: “Pypo Cayman or MK Cayman may be treated as a resident enterprise…”, “Dividends Pypo Cayman or MK Cayman receives from subsidiaries…”, “Dividends that shareholders receive…” and “Although the applicability of PRC taxes on the gain…”, insofar as such statements constitute summaries of PRC law and regulations or legal conclusions with respect thereto and to the extent such statements are directly related to the Company, constitute correct and fair summaries of the matters described therein in all material aspects.

We are licensed to practice in the PRC and the foregoing opinion is limited to the PRC Laws currently in force and publicly available on the date of this opinion and is subject to the following qualifications:

(a)	Our opinion is limited to the PRC Laws of general application effective as of the date hereof. We have made no investigation of, and do not express or imply any views on, the laws of any country other than the PRC;

(b)	This opinion is intended to be used in the context which is specifically referred to herein;

(c)

The PRC laws and regulations referred to herein are laws, regulations, statutes, rules, decrees, notices and supreme court’s judicial interpretations publicly available and currently in force on the date hereof and there is no guarantee that any of such laws, regulations, statutes, rules, decrees, notices and supreme court’s judicial interpretations or the interpretation or enforcement thereof, will not be changed, amended or revoked in the immediate future or in the long term with or without retrospective effect;

(d)	This opinion is issued based on our understanding of the current PRC Laws. For matters not explicitly provided under the current PRC Laws, the interpretation, implementation and application of the specific requirements under the PRC Laws are subject to the final discretion of competent PRC legislative, administrative and judicial authorities, which may be different from our opinion; and

(e)	We may rely, as to matters of fact (but not as to legal conclusions), to the extent reasonable, on certificates and confirmations of responsible officers of the PRC Subsidiary and PRC government officials.

This opinion is rendered at the request of and solely for the benefit of the Company and their respective security holders in connection with the above matters. This opinion may not be relied upon, quoted or referred to for any other purpose or released upon by or furnished to any other person without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of this opinion (including discussion of this opinion) and reference to our firm name in the Registration Statement.

Yours faithfully,

/s/ Chang Ze Law Firm
CHANG ZE LAW FIRM